Exhibit (a)(1)(xvi)
Computershare Trust Company, N.A.
IMPORTANT NOTICE TO PARTICIPANTS WITH
TRANSFERABLE SHARES IN THE SCOTTS MIRACLE-GRO COMPANY
DISCOUNTED STOCK PURCHASE PLAN (THE “DSPP”)
REGARDING THE EXTENSION OF SMG’S DUTCH AUCTION TENDER OFFER
IMMEDIATE ATTENTION REQUIRED
On February 7th, The Scotts Miracle-Gro Company (“SMG”) announced the extension until midnight on February 14, 2007, of its modified “Dutch auction” tender offer which was commenced on January 10th. To reflect this event, the February 5, 2007, instruction deadline set forth in our January 10, 2007, letter is extended until February 9, 2007.
Participants in the DSPP who wish to tender and/or withdraw all or a portion of their vested Shares must now deliver their completed tender Instruction Forms or provide appropriate instructions to Computershare by 4:00 p.m. New York City time, on Friday, February 9, 2007. The address for delivery by hand or overnight courier is Computershare Trust Company, N.A., Attn: Corporate Actions, 161 Bay State Drive, Braintree, MA 02184. You may also fax your completed tender Instruction Form to Computershare at (781) 380-3388. Any instructions received after the February 5, 2007, deadline will now be accepted through the new deadline.
Please refer to our January 10, 2007, letter, and the materials enclosed therewith regarding the SMG tender offer and the actions to be taken. If you have any questions about the tender process, please call the Information Agent, D.F. King & Co., Inc. at (800) 714-3312. Your prompt action is requested.
This posting is intended only to give you notice of the extension of the tender and the short time frame within which you have to act. It is not a recommendation to participate in the tender.
February 7, 2007